Live Nation Entertainment, Inc.

9348 Civic Center Drive

Beverly Hills, CA 90210

April 16, 2010

VIA EDGAR

Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549-1001

Re:	Live Nation Entertainment, Inc.

        Registration Statement on Form S-3

        File No. 333-165962

        Filed April 8, 2010

        SEC Accession No. 0001193125-10-079599

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Live Nation Entertainment, Inc. (the “Company”), hereby requests the immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-165962) (Accession No. 0001193125-10-079599) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on April 8, 2010.

The Registration Statement was incorrectly tagged with the wrong submission type. Accordingly, the Company is requesting that the Registration Statement be withdrawn as it will file a new Registration Statement on Form S-3 with the correct EDGAR submission tag forthcoming.

The Company confirms that no securities have been sold pursuant to the Registration Statement.

Please contact me directly at (310) 867-7179 should you have further questions regarding our request for withdrawal. Thank you for your assistance in this matter.

Respectfully submitted,

By: /s/ Michael Rowles
Name: Michael Rowles Title: Executive Vice President, General Counsel and Secretary